Exhibit 99.1

Pan American Silver to Expand its La Colorada mine

(All Amounts Expressed in US$ Unless Otherwise Stated)

VANCOUVER, Dec. 18, 2013 /CNW/ - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAA) ("Pan American" or the "Company") has decided to proceed with the expansion of its La Colorada mine in Zacatecas, Mexico, based on the positive results of a recently completed Preliminary Economic Assessment (the "PEA" or the "Assessment").  The PEA demonstrates that the relatively low-risk expansion project has the potential to provide robust after-tax economic returns using a $19 per ounce long-term silver price. The PEA contemplates an increase in silver production from the current level of approximately 4.7 million ounces per year to 7.7 million ounces per year by the end of 2017, for an incremental capital investment of $80 million, the majority of which will be spent over the next 3 years.

PEA Project Highlights*

•         64% increase in estimated annual silver production from current 4.7 million ounces forecast for 2013, to 7.7 million ounces in 2018 when the full expansion Project is completed

•         39% reduction in estimated cash costs from $10.00 forecast for 2013, to $6.10 per ounce of silver, net of by-product credits in 2018

•         Increase mining and processing rates from current 1,250 tpd to an estimated 1,500 tpd by mid-2016 and to 1,800 tpd by the end of 2017

•         Installation of a new 600-metre deep shaft and hoist between the Candelaria and Estrella mining zones

•         Expansion and upgrade of the current sulphide processing plant

•         An estimated minimum project mine life of 10 years at increased capacity, based on mid-year 2013 reserves and resources estimate

•         Incremental expansion capital estimated to be $80 million, the majority of which will be spent over the next 3 years

•         Assuming a $19/oz silver price, the estimated after-tax net present value (NPV**) of the incremental cash flow at a 10% discount is $38.6 million, with an internal rate of return (IRR) estimated at 22% and a capital payback period of 2.5 years. At a $25/oz silver price, the estimated 10% NPV increases to $71.7 million, the estimated IRR jumps to 32% and the payback period is reduced to 2.0 years

•         Additional exploration success at La Colorada could meaningfully increase the economic potential of an expanded operation

* Prices assumed are $19.00 per Ag oz, $1,200 per Au oz, $1,850 per tonne Zn, $2,100 per tonne Pb and $7,000 per tonne Cu. The PEA is based on La Colorada's estimated mineral reserves and resources as of December 31, 2012.  The PEA is preliminary in nature and includes the use of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Thus, there is no certainty that the PEA will be realized. Actual results may vary, perhaps materially. Mineral resources that are not mineral reserves have no demonstrated economic viability.
** The NPV is calculated based on the differential cash flow from expanding the mine versus status quo operation, over the next 10 years.

Commenting on the La Colorada expansion project, Geoff Burns, President & CEO of Pan American said, "We have had exceptional exploration success at La Colorada and have grown the mine's reserves and resources considerably."  Burns continued, "La Colorada has become a core long-term asset for the Company and we are pleased to be able to turn this exploration success into an organic expansion project with considerable economic potential.  Even at today's silver price, it makes sense to invest a relatively modest amount of capital to significantly increase our low-cost silver production at this high-grade and long-life asset.  This is a low-risk project, at one of our best-performing and most stable mines, which we can comfortably finance with our internal resources.  I am very pleased that our Board of Directors has unanimously decided to transform La Colorada into our largest silver producer and I look forward to fully realizing La Colorada's potential."

Scope of the Expansion Project

La Colorada's expansion project will be built progressively, ramping up from the current mining and processing rates of 1,250 tpd to 1,800 tpd by the end of 2017.  Once the expansion is complete, La Colorada's annual production capacity is estimated to grow 64% to approximately 7.7 million ounces of silver in 2018.

The mine's expansion will be achieved through the construction of new mining infrastructure, the development of new mining zones to reach deeper, higher-grade areas of mineralization and the expansion of the sulphide ore processing plant.  A new 600-metre deep shaft will be constructed between the main Candelaria area that contains the NC2 and HW veins, and the Estrella area that contains the Amolillo vein, utilizing a highly efficient raise boring technique.  The new shaft, which over the long term would be required whether or not we had decided to proceed with the expansion, will increase hoisting capacity to 2,300 tpd, accommodating ore and waste extraction as well as serving as the main access to working areas for mine personnel and materials.  Preliminary engineering work for the new shaft and hoist has already been conducted and detailed engineering will begin in early 2014. Construction of the new shaft is scheduled to start early in 2015, following completion of sufficient underground development around the shaft bottom, and is expected to be commissioned in the later part of 2016. The new shaft will allow for increased underground development rates to access additional mining areas, allowing production rates to rise.  The shaft and associated hoisting equipment will be designed such that it can be deepened in the future if justified by future exploration success.

Mining at both the Estrella and Candelaria areas will continue utilizing the cut-and-fill methods currently being successfully employed.  The capacity of the ventilation and dewatering systems will be increased to handle the mine's hot and wet ground conditions as mining operations extend at depth. The expansion plan also includes the addition of 22 new pieces of mining equipment to the fleet and the hiring of over 100 additional mining personnel.

Total throughput at La Colorada's processing plants will progressively increase from today's 1,250 tpd to 1,800 tpd by 2018.  The mine currently produces doré bars from a conventional cyanide leach plant for the oxide ore, and silver-rich lead and zinc concentrates from a floatation plant that treats the sulphide ore.  Both circuits currently share a single crushing plant.  While the oxide plant will not be modified due to La Colorada's oxide production remaining at current levels for the rest of the mine's life, the sulphide plant will be expanded to treat the increased sulphide ore feed.

Expansion of the sulphide plant to 1,500 tpd will be implemented through the installation of a new crusher and grinding mill.  The existing zinc flotation cells will be converted to lead floatation and a new zinc floatation circuit will be built.  The plan also includes an upgrade and expansion of the plant's dewatering circuits and installation of a new 115 kV power line connection to the national grid replacing the existing 33 kV lines.  Work on the plant's expansion will commence in early 2015 and is scheduled to be completed by mid-2016.

The Company's decision to expand the La Colorada mine as described herein is not based on a feasibility study of mineral reserves demonstrating economic and technical viability and as such may be subject to increased uncertainty and risks.

Estimated Capital Expenditures

The total incremental expansion capital over the next 4 years has been estimated at $80 million, the majority of which will be spent from 2014 to 2016.  The suphide plant expansion, additional mining equipment and accelerated development, plus several important infrastructure upgrades account for the largest portion of the incremental capital for the project.  The Company expects that the expansion project can be completed without materially disrupting the current operation or ongoing exploration efforts.

Total capital to be invested at La Colorada over the next four years is estimated at $163.8 million (excluding exploration), for both ongoing operations and the expansion project, as shown in the following table:

Area ($ Million)	2014	2015	2016	2017	2014-2017 LOM + Expansion Capital	2014-2017 Expansion Capital Only
Major Projects
Shaft & Hoist Installation	$8.8	$23.0	$8.5	-	$40.3	-
Plant Expansion	$3.6	$33.6	$8.7	-	$46.0	$46.0
Infrastructure Upgrades	$6.5	$9.4	$0.1	-	$16.1	$11.9
Underground Development	$2.0	$2.6	$2.1	$1.7	$8.4	$4.8
Additional Mine Equipment	-	$4.1	-	$4.1	$8.3	$8.3
Initial Sulphide Tailings Expansion	$5.0	-	-	-	$5.0	-
Project Indirects	$2.3	$5.8	$4.9	-	$12.9	$5.2
Sub Total Projects	$28.2	$78.6	$24.4	$5.8	$137.0	$76.1
Other Capital
Normal Mine and Plant Sustaining Capital	$5.8	$3.8	$5.2	$5.5	$20.3	($0.3)
Ongoing Tailings Dam Expansions	-	-	-	$6.6	$6.6	$4.2
Sub-total Other Capital	$5.8	$3.8	$5.2	$12.1	$26.9	$3.9
Total Capital	$34.0	$82.3	$29.6	$17.9	$163.8	$80.0

Economic Highlights

The PEA for the La Colorada expansion demonstrates that the project has the potential to be robust at current prices.  Assuming a long term silver price of $19 per ounce, and prices of $1,850 per tonne of zinc and $2,100 per tonne of lead, the expanded mine has the potential to generate estimated net revenues of $1.4 billion and after tax, undiscounted net cash flow of $372 million over the next 10-years 2014 through 2023, including the new Mexican mining taxes.  The PEA estimates an after tax net present value of $38.6 million at a 10% discount rate, an estimated IRR of 22% and an estimated payback period of 2.5 years.  Using a long term silver price assumption of $25 per ounce, the expansion project's economic potential becomes even more attractive with an estimated NPV of $71.7 million at a 10% discount rate, an estimated IRR of 32% and an estimated payback period of 2 years as shown in the following table:

Cash Flow 2014-2023	Ag$19/oz	Ag $25/oz
Net Revenue*	$1.4B	$1.8B
Undiscounted Net Cash Flow*	$372.0M	$614.0M
Total Mine 10% NPV	$196.1M	$353.8M
Expansion 10% NPV*	$38.6M	$71.7M
IRR	22%	32%
Payback Period	2.5 years	2 years
* Net revenue, net cash flow and Total Mine NPV are for the next ten years of operations
** The Expansion NPV is calculated based on the differential cash flow from expanding the mine versus status quo operation.

Exploration Potential

The PEA is based on an update to La Colorada's mineral reserves and resources, as of December 31, 2012.  Mineral resources that are not mineral reserves have no demonstrated economic viability.  See our technical report entitled "Technical Report for the La Colorada Property, Zacatecas, Mexico" with an effective date of December 31, 2012 for more information about associated QA/QC and data verification matters.  A further update to the mineral reserve and resource estimate will be available in February 2014, when the Company updates its consolidated mineral reserve and resources.

The expansion plan contemplates production down to the 740 level in the East side of the Candelaria area, over 200 meters below the current deepest 528 mining level and down to the 610 level of the Amolillo vein, nearly 250 meters below the current deepest 365 mining level. Currently the deepest positive drill hole in the Candelaria area intercepted ore-grade mineralization down to the 1,010 level, over 270 metres below the deepest level designed in the expanded mine plan and down to the 735 level of the Amolillo structure (125 metres below the deepest level designed in the expanded mine plan). These deep drill results are indicative of deep seated structures with significant potential, well beyond the PEA mine plan. There is also further exploration potential along strike, especially on the west side of the Amolillo vein.

Within 45 days following the issuance of this news release, Pan American will file a National Instrument 43-101 ("NI 43-101") compliant technical report with the applicable securities regulatory authorities, which will reflect the results of this PEA.

Qualified Persons

The PEA and this press release were prepared under the supervision and review of Michael Steinmann, P.Geo., Executive VP Corporate Development & Geology and Martin Wafforn, P.Eng., VP Technical Services, who are the Company's Qualified Persons for the purposes of NI 43-101.

About Pan American Silver

Pan American's mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development.  The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia and several development projects in USA, Mexico, Peru and Argentina.

NOTE ON FORWARD-LOOKING STATEMENTS AND INFORMATION
CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS NEWS RELEASE CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF APPLICABLE CANADIAN SECURITIES LAWS.  ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS.  WHEN USED IN THIS NEWS RELEASE THE WORDS, "ESTIMATES", "EXPECTS", "PROJECTS", "PLANS", "CONTEMPLATES", "CALCULATES", "OBJECTIVE", "POTENTIAL" "WILL" AND OTHER SIMILAR WORDS AND EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION.  THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: THE FUTURE SUCCESSFUL EXPANSION OF THE LA COLORADA MINE; THE RESULTS OF THE PEA, INCLUDING FORECASTS OF NPV, IRR, CASH FLOWS, CAPITAL AND OPERATING COSTS, FUTURE PRODUCTION OF SILVER AND GOLD AND MINE-LIFE OF LA COLORADA, EXPECTED MINING AND PROCESSING RATES AND ABILITY TO RAMP UP AS CURRENTLY PLANNED; FUTURE CASH COSTS PER OUNCE OF SILVER; THE PRICE OF SILVER AND GOLD; THE SUFFICIENCY OF PAN AMERICAN'S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; THE CAPITAL NECESSARY TO EXPAND THE LA COLORADA MINE AND THE TIME-LINE FOR SUCH EXPANSION WORK; THE ACCURACY OF MINERAL RESOURCE ESTIMATES; ESTIMATED PRODUCTION RATES FOR SILVER AND OTHER PAYABLE METALS PRODUCED AT LA COLORADA; TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION; THE SUCCESS OF FUTURE EXPLORATION PROGRAMS AND ANY ANTICIPATED BENEFITS THEREOF; THE ESTIMATE OF METALLURGICAL RECOVERIES FOR SILVER AND GOLD; THE ESTIMATE FOR MINING DILUTION; THE ESTIMATED COST OF AND AVAILABILITY OF FUNDING NECESSARY FOR SUSTAINING CAPITAL; AND ONGOING OR FUTURE DEVELOPMENT PLANS AND CAPITAL REPLACEMENT, IMPROVEMENT OR REMEDIATION PROGRAMS.

THESE STATEMENTS REFLECT CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES.  MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE AND ASSUMPTIONS AND ESTIMATES HAVE BEEN MADE BASED ON OR RELATED TO MANY OF THESE FACTORS.  SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE MEXICAN PESO VERSUS THE U.S. DOLLAR); CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND  POLITICAL OR ECONOMIC DEVELOPMENTS, PARTICULARLY IN MEXICO AND IN CANADA; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING; DIMINISHING QUANTITIES OF GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; CRIME IN MEXICO; AND, WITH RESPECT TO PAN AMERICAN, THOSE FACTORS IDENTIFIED UNDER THE CAPTION "RISKS RELATED TO PAN AMERICAN'S BUSINESS" IN PAN AMERICAN'S MOST RECENT FORM 40F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN SECURITIES REGULATORY AUTHORITIES.  INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS.  ALTHOUGH PAN AMERICAN HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED.  THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

NOTE FOR US INVESTORS
THIS NEWS RELEASE HAS BEEN PREPARED IN ACCORDANCE WITH THE REQUIREMENTS OF CANADIAN SECURITIES LAWS, WHICH DIFFER FROM THE REQUIREMENTS OF U.S. SECURITIES LAWS.  UNLESS OTHERWISE INDICATED, ALL ESTIMATES INCLUDED IN THIS NEWS RELEASE HAVE BEEN BASED UPON MINERAL RESOURCE ESTIMATES PREPARED IN ACCORDANCE WITH CANADIAN NATIONAL INSTRUMENT 43-101 - STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS (''NI 43-101'') AND THE CANADIAN INSTITUTE OF MINING, METALLURGY AND PETROLEUM CLASSIFICATION SYSTEM.  NI 43-101 IS A RULE DEVELOPED BY THE CANADIAN SECURITIES ADMINISTRATORS THAT ESTABLISHES STANDARDS FOR ALL PUBLIC DISCLOSURE AN ISSUER MAKES OF SCIENTIFIC AND TECHNICAL INFORMATION CONCERNING MINERAL PROJECTS.

CANADIAN STANDARDS, INCLUDING NI 43-101, DIFFER SIGNIFICANTLY FROM THE REQUIREMENTS OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), AND INFORMATION CONCERNING MINERALIZATION, DEPOSITS, AND MINERAL RESOURCE INFORMATION CONTAINED OR REFERRED TO HEREIN MAY NOT BE COMPARABLE TO SIMILAR INFORMATION DISCLOSED BY U.S. COMPANIES. IN PARTICULAR, AND WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, ESTIMATES INCLUDED IN THIS NEWS RELEASE HAVE BEEN BASED UPON "MEASURED RESOURCES", ''INDICATED RESOURCES'' AND ''INFERRED RESOURCES''.  U.S. INVESTORS ARE ADVISED THAT, WHILE SUCH TERMS ARE RECOGNIZED AND REQUIRED BY CANADIAN SECURITIES LAWS, THE SEC DOES NOT RECOGNIZE THEM.  UNDER U.S. STANDARDS, MINERALIZATION MAY NOT BE CLASSIFIED AS A ''RESERVE'' UNLESS THE DETERMINATION HAS BEEN MADE THAT THE MINERALIZATION COULD BE ECONOMICALLY AND LEGALLY PRODUCED OR EXTRACTED AT THE TIME THE RESERVE DETERMINATION IS MADE.  U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OF A "MEASURED RESOURCE" OR "INDICATED RESOURCE" WILL EVER BE CONVERTED INTO A "RESERVE".  U.S. INVESTORS SHOULD ALSO UNDERSTAND THAT "INFERRED RESOURCES" HAVE A GREAT AMOUNT OF UNCERTAINTY AS TO THEIR EXISTENCE AND GREAT UNCERTAINTY AS TO THEIR ECONOMIC AND LEGAL FEASIBILITY.  IT CANNOT BE ASSUMED THAT ALL OR ANY PART OF "INFERRED RESOURCES" EXIST, ARE ECONOMICALLY OR LEGALLY MINEABLE OR WILL EVER BE UPGRADED TO A HIGHER CATEGORY.  UNDER CANADIAN SECURITIES LAWS, ESTIMATED "INFERRED RESOURCES" MAY NOT FORM THE BASIS OF FEASIBILITY OR PRE-FEASIBILITY STUDIES EXCEPT IN RARE CASES.  DISCLOSURE OF "CONTAINED OUNCES" IN A MINERAL RESOURCE IS PERMITTED DISCLOSURE UNDER CANADIAN SECURITIES LAWS.  HOWEVER, THE SEC NORMALLY ONLY PERMITS ISSUERS TO REPORT MINERALIZATION THAT DOES NOT CONSTITUTE "RESERVES" BY SEC STANDARDS AS IN PLACE TONNAGE AND GRADE, WITHOUT REFERENCE TO UNIT MEASURES. ACCORDINGLY, INFORMATION CONCERNING MINERAL DEPOSITS SET FORTH HEREIN MAY NOT BE COMPARABLE WITH INFORMATION MADE PUBLIC BY COMPANIES THAT REPORT IN ACCORDANCE WITH U.S. STANDARDS.

SOURCE: Pan American Silver Corp.

%CIK: 0000771992

For further information:

Information Contact

Kettina Cordero
Manager, Investor Relations
(604) 684-1175
ir@panamericansilver.com
www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 20:51e 18-DEC-13